Legato Merger Corp. II

777 Third Avenue, 37th Floor

New York, NY 10017

January 30, 2023

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Legato Merger Corp. II Registration Statement on Form S-4 File No. 333-267393

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Legato Merger Corp. II hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Wednesday, February 1, 2023, or as soon thereafter as practicable.

Sincerely,

/s/ Gregory Monahan
Gregory Monahan, Chief Executive Officer